

Mail Stop 3561

October 31, 2016

<u>Via E-mail</u>
Mr. Gregory S. Weishar
Chief Executive Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

> **Re:** **PharMerica Corporation**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-33380**

Dear Mr. Weishar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2016

Use of Non-GAAP Measures for Measuring Quarterly Results, page 30

1. We note that you exclude merger, acquisition, integration costs and other charges, settlement, litigation and other related charges and restructuring charges in arriving at Adjusted EBITDA. We understand that you have incurred these charges in each of the last three annual reporting periods. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Gregory S. Weishar
PharMerica Corporation
October 31, 2016
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions.

       Sincerely,

       /s/Craig Arakawa

       Craig Arakawa
       Accounting Branch Chief
       Office of Beverages, Apparel and Mining